AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

		December 31,	March 31,
		2016	2016
	Note	(unaudited)

ASSETS

Current assets
Cash	3	$619,053	$747,408
Amounts receivable and other assets	5	23,377	117,406
Marketable securities		13,873	26,404
		656,303	891,218
Non-current assets
Mineral property interests	6 (a)	505,101	–
Restricted cash	4	103,354	205,028

Total assets		$1,264,758	$1,096,246

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Amounts payable and accrued liabilities	7	$69,297	$22,357
Balance due to a related party	10 (b)	96,550	180,476
Director's loan	8	347,064	1,000,000
		512,911	1,202,833
Non-current liabilities
Director's loan	8	906,070	234,849

Total liabilities		1,418,981	1,437,682

Shareholders' deficiency
Share capital	9	58,967,910	58,967,910
Reserves		5,957,280	5,357,405
Accumulated deficit		(65,079,413)	(64,666,751)
		(154,223)	(341,436)

Total liabilities and shareholders' deficiency		$1,264,758	$1,096,246

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Three months ended		Nine months ended
		December 31,		December 31,
		2016	2015	2016	2015
	Note		(note 2(b))		(note 2(b))

Expenses
Exploration and evaluation	10,11	$310,653	$693,755	$2,599,504	$2,669,547
Assays and analysis		27,942	98,137	116,794	111,499
Drilling		–	98,453	263,705	746,312
Equipment rental		1,080	7,434	24,003	16,681
Geological		146,327	128,452	741,827	360,555
Helicopter		–	156,415	568,658	773,841
Property costs and assessments		64,374	100,714	304,572	153,412
Site activities		21,194	84,295	362,966	202,413
Socioeconomic		44,596	67,990	188,928	277,819
Travel and accommodation		5,140	(48,135)	28,051	27,015

Administration	10,11	155,761	367,024	547,336	1,052,009
Legal, accounting and audit		12,498	60,652	34,016	66,872
Office and administration	11 (b)	101,401	281,058	436,851	904,998
Shareholder communication		27,259	15,188	41,203	44,926
Travel and accommodation		2,594	2,165	3,008	8,597
Trust and regulatory		12,009	7,961	32,258	26,616

Cost recoveries		(414,300)	(150,000)	(2,932,597)	(714,658)
Pursuant to IKE Option Agreement	6 (b)	(414,300)	–	(2,932,597)	–
Mineral exploration tax credit		–	(150,000)	–	(714,658)

		52,114	910,779	214,243	3,006,898
Other items
Finance income		(1,871)	(6,018)	(7,110)	(8,205)
Finance expenses - director's loans	8	96,797	23,609	220,335	556,436
Foreign exchange loss (gain)		43	(37)	–	2,169
Gain on disposition of marketable securities		–	(2,886)	(14,806)	(7,923)
Loss for the period		$147,083	$925,447	$412,662	$3,549,375

Basic and diluted loss per common share		$0.00	$0.01	$0.00	$0.03

Weighted average number of common shares outstanding		141,424,061	141,424,061	141,424,061	141,388,542

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December		Nine months ended December
	31,		31,
	2016	2015	2016	2015

Loss for the period	$147,083	$925,447	$412,662	$3,549,375

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2,874	6,536	(7,275)	26,132
Reallocation of the fair value of marketable securities upon disposition	–	2,913	14,806	8,023
Total other comprehensive loss for the period	2,874	9,449	7,531	34,155

Comprehensive loss for the period	$149,957	$934,896	$420,193	$3,583,530

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138
Common shares issued - property payment	6	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	9 (c)	–	–	–	–	500,000	–	500,000
Total other comprehensive loss		–	–	–	(34,155)	–	–	(34,155)
Loss for the period		–	–	–	–	–	(3,549,375)	(3,549,375)
Balance at December 31, 2015		141,424,061	$58,967,910	$2,202,640	$20,685	$3,311,220	$(67,097,347)	$(2,594,892)

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)
Issuance of share purchase warrants	9 (c)	–	–	–	–	607,406	–	607,406
Total other comprehensive income		–	–	–	(7,531)	–	–	(7,531)
Loss for the period		–	–	–	–	–	(412,662)	(412,662)
Balance at December 31, 2016		141,424,061	$58,967,910	$2,202,640	$13,871	$3,740,769	$(65,079,413)	$(154,223)

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended
		December 31,
	Note	2016	2015

Operating activities
Loss for the period		$(412,662)	$(3,549,375)
Adjustments for:
Finance income		(7,110)	(8,205)
Finance expenses - director's loans		220,335	556,436
Common shares issued, included in exploration expenses		–	12,500
Gain on disposition of marketable securities		(14,806)	(7,923)

Changes in working capital items
Amounts receivable and other assets		94,030	162,943
Restricted cash		101,674	(830)
Accounts payable and accrued liabilities		46,940	1,321
Balances due to related parties		(83,926)	(38,889)
Advance contributions received	6 (a)	–	3,000,000
Net cash (used in) provided by operating activities		(55,525)	127,978

Investing activities
Interest received		7,110	8,205
Acquisition of mineral property interest		(505,101)	–
Proceeds from disposition of marketable securities		19,805	7,923
Net cash provided by investing activities		(478,186)	16,128

Financing activities
Proceed from director's loan	8	500,000	1,050,000
Repayment of loans payable to director	8	–	(550,000)
Interest paid on director's loans	8	(94,644)	(56,436)
Net cash provided by financing activities		405,356	443,564

Net (decrease) increase in cash		(128,355)	587,670
Cash, beginning of the period		747,408	489,150
Cash, end of the period		$619,053	$1,076,820
		–
Supplementary cash flow information:
Other non-cash investing and financing activities:
Issuance of the Company's equity instruments pursuant to mineral property agreements		$–	$12,500
Issuance of share purchase warrants pursuant to loan agreement		$607,406	$322,143

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the Province of British Columbia (“BC”), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue. As at December 31, 2016, the Company had a shareholders’ deficiency. During the nine month period ended December 31, 2016, the Company received project funding of $3.0 million in cash from Thompson Creek Metals Company Inc. (“Thompson Creek”; now a wholly owned subsidiary of Centerra Gold Inc.) under the IKE Agreement (note 6(b)). The Company also received an advance of $500,000 as part of a debt restructuring (note 8).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2016.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Results for the reporting period ended December 31, 2016 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

The Board of Directors of the Company authorized these Financial Statements for issuance on February 24, 2017.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as marketable securities which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgements

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2016.

(d)	Accounting standards, interpretations and amendments to existing standards

There were no new standards, interpretations, or amendment adopted by the Company during the period covered by these Financial Statements that may have a significant impact on these Financial Statements. New standards and amendments to existing standards issued but not yet effective are listed below:

Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments
•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases and revised IAS 17, Leases

The Company is currently in the process of assessing the impact of the adoption of the above standards on its financial statements.

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,	March 31,
	2016	2016
Sales tax refundable	$23,377	$15,991
Other amounts receivable	—	101,415
Total	$23,377	$117,406

6.	MINERAL PROPERTY INTEREST AND EXPLORATION FOR MINERAL RESOURCES

(a)	Acquisition of mineral property interest

In December 2016, the Company acquired, from a private company wholly-owned by one of its directors, a 100% interest in two deposit targets located in north-central and central BC respectively, known as JOY and DUKE, for an aggregate acquisition cost of $505,101, which was the out-of-pocket costs of the private company.

(b)	Exploration for mineral resources

During the nine months ended December 31, 2016, the Company’s mineral exploration and evaluation activities were primarily focused on its IKE Project, which comprises the IKE and also the Granite, Juno and Galore Properties (collectively the “IKE Project”).

During the nine months ended December 31, 2016, the Company recorded a gross amount of cost recovery of $3,000,000 representing contributions received pursuant to a definitive agreement (the "IKE Agreement") with Thompson Creek dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest (“Stage 1 Option”) in the mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. The net amount of cost recovery in the current period, after deduction $67,403 attributable to expenditures incurred in the prior fiscal year, was $2,932,597. Under the terms of the IKE Agreement, subject to certain conditions, Thompson Creek also had an option to acquire an additional 20% interest in the IKE Project.

As of December 31, 2016, Thompson Creek had acquired a 10% participating interest in the IKE Project by investing an aggregate amount of $6,000,000 in exploration programs undertaken in calendar years 2015 and 2016.

After the reporting period, in January 2017, Thompson Creek relinquished its option under the IKE Agreement and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, the Company re-acquired a 100% interest in the IKE Project.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2016	2016
Accounts payable	$69,297	$20,497
Accrued liabilities	–	1,860
Total	$69,297	$22,357

8.	DIRECTOR’S LOANS

Unsecured loans payable to a director	Nine months ended	Year ended
	December 31, 2016	March 31, 2016
Opening balance	$1,234,849	$1,000,000
Net amount advanced	500,000	500,000
Deferred financing cost	(607,406)	(322,143)
Amortisation of deferred financing cost	125,692	56,992
Ending balance	$1,253,135	$1,234,849

	December 31,	March 31,
	2016	2016
Current portion	$347,065	$1,000,000
Non-current portion	906,070	234,849
Total	$1,253,135	$1,234,849

	Three months ended		Nine months ended
Finance costs	December 31,		December 31,
	2016	2015	2016	2015
Interest on director’s loans	$34,986	$23,609	$94,643	$56,436
Amortization of deferred finance expenses	61,812	30,968	125,692	284,692
Total	$96,798	$19,230	$220,335	$532,827

At December 31, 2016, two unsecured loans owing to a director (the “Lender”) of the Company were outstanding with the principal sums of $500,000 (the “2015-Loan Agreement”) and $1,500,000 (the “2016-Loan Agreement”) respectively; the key terms of the underlying agreements for each loan are summarizes below:

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2016-Loan Agreement

In December 2016, the 2016-Loan Agreement was executed, pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(a)). Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

This loan was originally advanced for a one-year term and with a principal sum of $1,000,000 in November 2014, bearing interest at prime plus 2% per annum. The Company issued 2,500,000 of its common shares to the Lender as per the term of the original advance. The aggregate fair value of these common shares, with reference to their quoted market price on the date of issuance, was determined at $187,500. The loan was later extended to May 26, 2016 at a 7% per annum fixed interest rate and then to November 26, 2016 at a 9% per annum fixed interest rate for the additional terms.

2015-Loan Agreement

The 2015-Loan Agreement was executed in September 2015 when a principal sum of $500,000 was advanced to the Company with a two-year term and at an interest rate of 7% per annum. Pursuant to this loan, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

Share purchase options (exercise price – $0.32)	Nine months ended December 31,
	2016	2015
Outstanding – beginning of period	3,051,300	3,051,300
Expired	(3,051,300)	–
Outstanding and Exercisable – end of period	–	3,051,300

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at December 31, 2016 and March 31, 2016:

			Number of warrants
		Exercise	December 31,	March 31,
	Expiry	price	2016	2016
Issued pursuant to:
the 2015-Loan Agreement(i) (note 8)	September 2017	$0.09	5,555,555	5,555,555
the 2016-Loan Agreement(ii) (note 8)	December 2019	$0.08	10,000,000	–
Total			15,555,555	5,555,555

(i)

The fair value of these warrants was determined as $322,143, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil.

(ii)

The Company determined the fair value of these warrants as $607,406, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil.

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2016	2015	2016	2015
Directors fees paid directly by the Company	$–	$14,000	$–	$41,000
Directors fees paid to HDSI	–	62,000	–	187,000
Total	$–	$76,000	$–	$228,000

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has 3 directors in common with HDSI, namely: Robert Dickinson, Ronald Thiessen, and Scott Cousens. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

	December 31,	March 31,
	2016	2016
Balance due to HDSI	$96,550	$180,476

The following is a summary of transactions with related entities that occurred during the reporting period:

	Three months ended		Nine months ended
Transactions with HDSI	December 31,		December 31,
	2016	2015	2016	2015
Services received from HDSI and as requested by the Company	$240,000	$390,000	$803,000	$1,142,000
Directors fees paid to HDSI (note 10(a))	–	62,000	–	187,000
Information technology – infrastructure and support services	15,000	30,000	45,000	96,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	3,000	5,000	27,000	34,000

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.	EMPLOYEE SALARIES AND BENEFITS EXPENSES

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2016	2015	2016	2015
Exploration and evaluation expenses	$143,000	$230,000	$581,000	$626,000
General and administration expenses	113,000	246,000	336,000	766,000
Total	$256,000	$476,000	$917,000	$1,392,000

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended		Nine months ended
	December 31,		December 31,
	2016	2015	2016	2015
Salaries and benefits	$84,000	$218,000	$307,000	$715,000
Data processing and retention	16,000	30,000	46,000	96,000
Insurance and other office expenses	1,000	32,000	83,000	96,000
Total	$101,000	$280,000	$436,000	$907,000